Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PRESENTS ITS THIRD QUARTER RESULTS

FOR FISCAL YEAR 2024

Highlights

•	Revenues of $2,467.8 million, a decrease of $241.5 million or 8.9% compared to the same period last year;
•	Normalized EBITDA [1] of $444.9 million, down 8.8% compared to the same period last year;
•

Normalized earnings per share – diluted [1] [2] of $3.06, a decrease of $0.58 per share or 15.9% and earnings per share – diluted [2] of $0.81, a decrease of $0.95 per share, or 54.0%, compared to the same period last year;

•

North American quarterly retail sales were up for SSV, ATV and Snowmobile, offset by lower retail of PWC, 3WV and Sea-Doo Pontoon resulting in overall flat retail when compared to the same period last year; and

•	Adjusting full year-end guidance for Normalized EPS – diluted [1] [2] downward, now ranging from $11.10 to $11.35.

Valcourt, Quebec, November 30, 2023 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three- and nine-month periods ended October 31, 2023. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“BRP delivered sound third-quarter results in the context of the current macroeconomic environment. Our team’s focus on operational excellence enabled us to improve gross margin despite reduced volumes. Our performance has led to solid retail sales growth since the beginning of the year, resulting in further market share gains in the North American Powersports industry,” said José Boisjoli, President and CEO of BRP.

“Like the rest of the industry, we have observed softening demand, particularly in international markets. We have proactively adjusted production and deliveries to manage network inventory and protect our dealer value proposition.”

Importantly, since we became BRP 20 years ago, we have never shied away from investing in our future to build a resilient organization that is geared up to respond to market fluctuations. We remain well-positioned to drive long-term profitable growth thanks to our dedicated team, innovative and diversified product portfolio, and engaged dealer network,” concluded Mr. Boisjoli.

[1]	See “Non-IFRS Measures” section
[2]	Earnings per share is defined as “EPS”

Financial Highlights

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars, except per share data and margin)	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022

Revenues	$2,467.8	$2,709.3	$7,675.2	$6,957.1
Gross Profit	627.4	654.7	1,948.5	1,711.8
Gross Profit (%)	25.4%	24.2%	25.4%	24.6%
Normalized EBITDA [1]	444.9	487.9	1,295.1	1,178.3
Net income	63.1	141.6	556.3	500.3
Normalized net income [1]	238.0	292.5	685.4	667.5
Earnings per share—diluted	0.81	1.76	7.01	6.15
Normalized earnings per share – diluted [1]	3.06	3.64	8.64	8.21
Weighted average number of shares – diluted	77,817,364	80,253,434	79,149,406	81,137,287

FISCAL YEAR 2024 UPDATED GUIDANCE

The FY24 guidance has been updated as follows:

Financial Metric	FY23	FY24 Guidance [4] vs FY23
Revenues
Year-Round Products	$4,827.1	Up 11% to 12% (previously “Up 16% to 19%”)
Seasonal Products	3,440.3	Down 1% to 2% (previously “Down 2% to Up 1%”)
Powersports PA&A and OEM Engines	1,276.4	Down 4% to 6% (previously “Down 1% to Up 1%”)
Marine	489.6	Flat to up 3% (previously “Up 5% to 10%”)
Total company revenues	10,033.4	Up 4% to 5% (previously “Up 7% to 10%”)
Normalized EBITDA [1]	1,706.3	Flat to Up 2% (previously “Up 9% to 13%”)
Effective tax rate [1][3]	24.40%	24.0% to 24.5% (previously “24.5% to 25.5%”)
Normalized earnings per share – diluted [1]	$12.05	$11.10 to $11.35 (Down 6% to 8%) (previously “$12.35 to $12.85”)
Net income	865.4	~$740M to $765M

Other assumptions for FY24 Guidance

• Depreciation Expenses:	~$385M
• Net Financing Costs Adjusted:	~$175M (previously ~$180M)
• Weighted average number of shares – diluted:	~78.7M shares (previously ~79.1M)
• Capital Expenditures:	~$650M to $700M

[1]	See “Non-IFRS Measures” section of this press release.
[3]	Effective tax rate based on Normalized Earnings before Normalized Income Tax.

[4] Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2024 guidance.

THIRD QUARTER RESULTS

The Company’s three-month period ended October 31, 2023 was marked by a decrease in the volume of shipments and revenues compared to the three-month period ended October 31, 2022. The results of the third quarter of this fiscal year were driven by a decrease in PWC and 3WV deliveries, as the third quarter of this fiscal year compares unfavourably to a strong third quarter last fiscal year, where shipments of PWC and 3WV were completed after peak retail season due to supply chain issues last year. The ORV [5] deliveries were also negatively impacted during the third quarter from the lower delivery throughput at the U.S.-Mexico border, following a three-week period of increased cargo inspections. The decrease can also be explained by a softening in industry demand in the International market compared to the three-month period ended October 31, 2022. The Company’s North American quarterly retail sales were up for SSV, ATV and Snowmobile which were offset by lower retail of PWC, 3WV and Sea-Doo pontoon resulting in overall flat retail when compared to the same period last year. Furthermore, the Company continues to demonstrate production efficiencies due to supply chain improvements, leading to an increase in the profit margin percentage for the three-month period ended October 31, 2023, compared to the same period last year.

Revenues

Revenues decreased by $241.5 million, or 8.9%, to $2,467.8 million for the three-month period ended October 31, 2023, compared to $2,709.3 million for the corresponding period ended October 31, 2022. The decrease was primarily due to a lower volume of PWC, 3WV, SSV and Sea-Doo pontoon sold, mainly explained by the late shipments of PWC and 3WV for the same period last fiscal year, the U.S.-Mexico border slowdown affecting ORV [5] deliveries, the softening in industry demand in the International market, and higher sales programs across all product lines except PWC. The decrease was partially offset by a higher volume of Snowmobile and ATV sold, favourable product mix, and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $7 million.

•

Year-Round Products [6] (48% of Q3-FY24 revenues): Revenues from Year-Round Products decreased by $99.2 million, or 7.8%, to $1,180.6 million for the three-month period ended October 31, 2023, compared to $1,279.8 million for the corresponding period ended October 31, 2022. The decrease was primarily attributable to a lower volume of 3WV and SSV sold, combined with higher sales programs. The decrease in SSV wholesale is partially explained by the U.S.-Mexico border slowdown, where the implementation of systematic cargo inspections adversely affected the Company’s ability to complete certain deliveries. The decrease in revenues was partially offset by a favourable product mix of SSV and ATV sold due to the introduction of new models, and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $5 million.

•

Seasonal Products [6] (35% of Q3-FY24 revenues): Revenues from Seasonal Products decreased by $152.2 million, or 14.9%, to $868.7 million for the three-month period ended October 31, 2023, compared to $1,020.9 million for the corresponding period ended October 31, 2022. The decrease was primarily attributable to a lower volume of PWC and Sea-Doo pontoon sold, mainly due to late shipments in the three-month period ended October 31, 2022. The decrease was partially offset by a higher volume of Snowmobile sold, a favourable product mix due to the introduction of new models, and favourable pricing across all product lines. The decrease also includes an unfavourable foreign exchange rate variation of $4 million.

[5]	ORV defined as Off-Road Vehicles
[6]	The inter-segment transactions are included in the analysis

•

Powersports PA&A and OEM Engines [6] (13% of Q3-FY24 revenues): Revenues from Powersports PA&A and OEM Engines increased by $16.5 million, or 5.5%, to $314.5 million for the three-month period ended October 31, 2023, compared to $298.0 million for the corresponding period ended October 31, 2022. The increase was attributable to a higher volume sold, coming from aircraft engine and mechanical gearbox sales for traditional and electric bicycles, and favourable pricing, partially offset by higher sales programs. The increase also includes a favourable foreign exchange rate variation of $5 million.

•

Marine [6] (4% of Q3-FY24 revenues): Revenues from the Marine segment decreased by $12.1 million, or 10.2%, to $106.7 million for the three-month period ended October 31, 2023, compared to $118.8 million for the corresponding period ended October 31, 2022. The decrease was mainly due to a decrease in the volume sold and an increase in sales programs. The decrease was partially offset by a favourable product mix and pricing across most product lines. The decrease includes a favourable foreign exchange rate variation of $1 million.

North American Retail Sales

The Company’s North American retail sales for Powersports Products were flat for the three-month period ended October 31, 2023 compared to the three-month period ended October 31, 2022. This was mainly driven by the strong retail sales of Snowmobile for the three-month period ended October 31, 2023 compared to the three-month period ended October 31, 2022, which completely offset the decrease in the retail sales of PWC and 3WV, which was due to late shipments that occurred after peak retail season during the three-month period ended October 31, 2022.

•

Year-Round Products: retail sales increased on a percentage basis in the high-single digits compared to the three-month period ended October 31, 2022. The Year-Round Products industry increased on a percentage basis in the low-single digits over the same period.

•

Seasonal Products: retail sales decreased on a percentage basis in the low-teens range and by high-single digits when excluding Sea-Doo pontoon, compared to the three-month period ended October 31, 2022. The Seasonal Products industry increased on a percentage basis in the high-single digits over the same period.

The Company’s North American retail sales for Marine Products decreased by 30% compared to the three-month period ended October 31, 2022 as a result of softening consumer demand for the boating industry.

Gross profit

Gross profit decreased by $27.3 million, or 4.2%, to $627.4 million for the three-month period ended October 31, 2023, compared to $654.7 million for the three-month period ended October 31, 2022. Gross profit margin percentage increased by 120 basis points to 25.4% from 24.2% for the three-month period ended October 31, 2022. The decrease in gross profit was the result of a lower volume sold, as highlighted above, higher sales programs, and higher labor costs due to inflation. The decrease was partially offset by favourable pricing across all product lines, favourable product mix of Snowmobile and SSV sold, a decrease in logistics costs due to more efficiencies in the supply chain and a reduction in certain material costs. The increase in gross profit margin percentage was the result of favourable pricing across all product lines and higher production efficiency coming from an improved supply chain, partially offset by a lower volume sold and higher sales programs. The decrease in gross profit includes an unfavourable foreign exchange rate variation of $19 million.

[6]	The inter-segment transactions are included in the analysis

Operating expenses

Operating expenses increased by $39.7 million, or 14.7%, to $309.6 million for the three-month period ended October 31, 2023, compared to $269.9 million for the three-month period ended October 31, 2022. The increase was mainly attributable to an increase in R&D expenses to support future growth. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $10 million.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $43.0 million, or 8.8%, to $444.9 million for the three-month period ended October 31, 2023, compared to $487.9 million for the three-month period ended October 31, 2022. The decrease was primarily due to lower gross profit and higher operating expenses.

Net Income

Net income decreased by $78.5 million to $63.1 million, or 55.4%, for the three-month period ended October 31, 2023, compared to $141.6 million for the three-month period ended October 31, 2022. The decrease was primarily due to a lower operating income, an unfavourable foreign exchange rate variation on the U.S. denominated long-term debt and an increase in financing costs, partially offset by a lower income tax expense and an increase in financing income.

NINE-MONTH PERIOD ENDED OCTOBER 31, 2023

Revenues

Revenues increased by $718.1 million, or 10.3%, to $7,675.2 million for the nine-month period ended October 31, 2023, compared to $6,957.1 million for the corresponding period ended October 31, 2022. The increase was primarily due to a higher volume of SSV, ATV and Snowmobile sold, increased deliveries of Sea-Doo pontoon, favourable product mix across most product lines, as well as favourable pricing. The increase was partially offset by higher sales programs which are mostly due to rising interest rates, and a lower volume of 3WV, PWC and PA&A sold. The increase includes a favourable foreign exchange rate variation of $183 million.

Normalized EBITDA [1]

Normalized EBITDA [1] increased by $116.8 million, or 9.9%, to $1,295.1 million for the nine-month period ended October 31, 2023, compared to $1,178.3 million for the nine-month period ended October 31, 2022. The increase was primarily due to higher gross profit, partially offset by higher operating expenses.

Net Income

Net income increased by $56.0 million to $556.3 million, or 11.2%, for the nine-month period ended October 31, 2023, compared to the $500.3 million for the nine-month period ended October 31, 2022. The increase was primarily due to a higher operating income, lower income tax expense and a favourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt, partially offset by an increase in financing costs.

[1]	See “Non-IFRS Measures” section of this press release.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $1,053.2 million for the nine-month period ended October 31, 2023 compared to net cash flows of $342.3 million for the nine-month period ended October 31, 2022. The increase was mainly due to higher profitability, favourable changes in working capital and lower income taxes paid.

The Company invested $352.5 million of its liquidity in capital expenditures to add production capacity and modernize the Company’s software infrastructure to support future growth.

During the nine-month period ended October 31, 2023, the Company also returned $409.0 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

Dividend

On November 29, 2023, the Company’s Board of Directors declared a quarterly dividend of $0.18 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on January 12, 2024 to shareholders of record at the close of business on December 29, 2023.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. ET, BRP Inc. will host a conference call and webcast to discuss its FY24 third quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 30107451), please dial 1 (888) 396-8049 (toll-free in North America). Click here for International numbers.

The Company’s third quarter FY24 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10 billion from over 130 countries and a global workforce of close to 23,000 driven, resourceful people.

www.brp.com

@BRPNews

Ski-Doo, Lynx, Sea-Doo, Can-Am, Rotax, Alumacraft, Manitou, Quintrex, and the BRP logo are trademarks of Bombardier Recreational Products Inc. or its affiliates. All other trademarks are the property of their respective owners.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2024, including updated financial guidance and where it stands with respect to it, and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, including any adjustments to production and deliveries to manage network inventory, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, financial position, market position, including its ability to gain additional market share, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including the Company’s ability to respond to market fluctuations and to drive long-term profitable growth, the expected demand for the Company’s products and services and sustainable growth, research and product development activities, including the expectation of regular flow of new product introductions, their projected design, characteristics, capacity or performance, expected scheduled entry to market and the anticipated impact of such product introductions, expected financial requirements and the availability of capital resources and liquidity or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of its Annual Information Form: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; fluctuations in foreign currency exchange rates; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the Company’s new ERP; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, as well as the following assumptions: reasonable industry growth ranging from down to slightly up, that assumes an improved supply chain environment compared to last year; market share will remain constant or moderately increase; the softening of global and North American economic conditions, a limited impact from the military conflict between Russia and Ukraine and the COVID-19 pandemic; no further deterioration of the conflicts in the Middle-East; no return of the mandatory inspections implemented on all cargo trucks crossing the Mexico-Texas border; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated, in-line with central banks projections; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed herein, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.	Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.
Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended		Nine-month periods ended
(in millions of Canadian dollars)	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Net income	$63.1	$141.6	$556.3	$500.3
Normalized elements
Foreign exchange loss on long-term debt and lease liabilities	142.1	133.0	108.3	149.0
Cybersecurity incident costs	—	23.3	—	23.3
Gain on NCIB	(1.6)	—	(4.8)	(1.8)
Costs related to business combinations [2]	5.2	3.6	11.8	5.7
Border crossing costs [3]	6.2	—	6.2	—
Exit costs [4]	15.0	—	15.0	—
Transaction costs on long-term debt [5]	20.0	—	20.0	—
Other elements	1.4	0.8	1.6	1.9
Income tax adjustment [1] [6]	(13.4)	(9.8)	(29.0)	(10.9)
Normalized net income [1]	238.0	292.5	685.4	667.5
Normalized income tax expense [1]	65.4	87.6	198.2	219.4
Financing costs adjusted [1]	47.9	33.3	139.2	77.4
Financing income adjusted [1]	(4.5)	(0.3)	(8.9)	(2.8)
Depreciation expense adjusted [1]	98.1	74.8	281.2	216.8

Normalized EBITDA [1]	$444.9	$487.9	$1,295.1	$1,178.3

[1]	See “Non-IFRS Measures” section.

[2]	Transaction costs and depreciation of intangible assets related to business combinations.

[3]

During Fiscal 2024, the Company incurred incremental transport and idle costs such as direct labor, which were related to mitigation strategies implemented to handle the border crossing slowdown issue between Juarez, Mexico, where the Company has three factories, and El Paso, Texas, USA.

[4]	The Company impaired service parts inventory related to its Evinrude outboard engine production.

[5]	Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2.

[6]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended		Nine-month periods ended
	October 31, 2023	October 31, 2022	October 31, 2023	October 31, 2022
Depreciation expense reconciliation
Depreciation expense	$100.5	$76.3	$288.6	$220.4
Depreciation of intangible assets related to business combinations	2.4	1.5	7.4	3.6
Depreciation expense adjusted	$98.1	$74.8	$281.2	$216.8
Income tax expense reconciliation
Income tax expense	$52.0	$77.8	$169.2	$208.5
Income tax adjustment [2]	(13.4)	(9.8)	(29.0)	(10.9)
Normalized income tax expense [1]	$65.4	$87.6	$198.2	$219.4
Financing costs reconciliation
Financing costs	$67.9	$33.1	$159.4	$77.4
Transaction costs on long - term debt [3]	20.0	—	20.0	—
Other	—	(0.2)	0.2	—
Financing costs adjusted	$47.9	$33.3	$139.2	$77.4
Financing income reconciliation
Financing income	$(6.1)	$(0.3)	$(13.7)	$(4.6)
Gain on NCIB	(1.6)	—	(4.8)	(1.8)
Financing income adjusted	$(4.5)	$(0.3)	$(8.9)	$(2.8)
Normalized EPS - basic [1] calculation
Normalized net income [1]	$238.0	$292.5	$685.4	$667.5
Non - controlling interests	0.1	0.4	1.4	1.7
Weighted average number of shares - basic	76,514,017	78,735,106	77,736,259	79,573,969
Normalized EPS - basic [1]	$3.11	$3.71	$8.80	$8.37
Normalized EPS - diluted [1] calculation
Normalized net income [1]	$238.0	$292.5	$685.4	$667.5
Non-controlling interests	0.1	0.4	1.4	1.7
Weighted average number of shares - diluted	77,817,364	80,253,434	79,149,406	81,137,287
Normalized EPS - diluted [1]	$3.06	$3.64	$8.64	$8.21

[1]	See “Non-IFRS Measures” section.

[2]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

[3]	Derecognition of unamortized transaction costs related to the repricing of Term Loan B-2.

For media enquiries: Émilie Proulx Media Relations medias@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com